UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934 (Amendment No. 5)*
ION MEDIA NETWORKS, INC.
(Name of Issuer)
Class A Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

704231109
(CUSIP Number)
Elizabeth A. Newell, Assistant Secretary NBC Universal, Inc. 30 Rockefeller Plaza, New York, NY 10112 (212) 664-3307
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 14, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This Amendment No. 5 to Schedule 13D (“Amendment No. 5”) amends the Schedule 13D filed on September 27, 1999 (the “Initial Schedule 13D”), as amended by Amendment No. 1 filed on February 14, 2003, Amendment No. 2 filed on November 9, 2005, Amendment No. 3 filed on January 18, 2007, and Amendment No. 4 filed on February 23, 2007 (together with the Initial Schedule 13D, the “Schedule 13D”), which relates to shares of Class A Common Stock (“Class A Common Stock”), par value $0.001 per share, of ION Media Networks, Inc. (the “Company”). Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D. All items or responses not described herein remain as previously reported in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following immediately after the last paragraph thereof:

“On March 14, 2007, NBCU and CIG amended (the “Amendment”) the Letter of Intent to eliminate NBCU’s right to terminate the Exclusivity Period with respect to NBCU and its representatives in the event the Board does not approve the Proposed Transaction by March 31, 2007. As a result of the Amendment, the exclusivity provisions of the Letter of Intent apply to both NBCU and CIG until May 7, 2007. The Amendment is attached hereto as Exhibit 24 and incorporated herein by reference.

Except as set forth herein, in the Schedule 13D, and in the exhibits hereto and thereto, the Reporting Persons have no present plans or proposals that would result in or relate to any of the transactions or changes listed in Items 4(a) through 4(j) of the form of Schedule 13D.”

Item 7.	Materials to be Filed as Exhibits

Exhibit No.	Description
Exhibit 24	Letter Amendment, dated March 14, 2007, between NBC Universal, Inc. and Citadel Limited Partnership.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GENERAL ELECTRIC COMPANY

By:	/s/ Lynn A. Calpeter
Name:	Lynn A. Calpeter
Title:	Authorized Signatory

NATIONAL BROADCASTING COMPANY HOLDING, INC.

By:	/s/ Elizabeth A. Newell
Name:	Elizabeth A. Newell
Title:	Assistant Secretary

NBC UNIVERSAL, INC.

By:	/s/ Elizabeth A. Newell
Name:	Elizabeth A. Newell
Title:	Assistant Secretary

NBC PALM BEACH INVESTMENT I, INC.

By:	/s/ Elizabeth A. Newell
Name:	Elizabeth A. Newell
Title:	Assistant Secretary

NBC PALM BEACH INVESTMENT II, INC.

By:	/s/ Elizabeth A. Newell
Name:	Elizabeth A. Newell
Title:	Assistant Secretary

Dated: March 14, 2007

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 24	Letter Amendment, dated March 14, 2007, between NBC Universal, Inc. and Citadel Limited Partnership.